Exhibit 8.1

Subsidiaries of the Registrant

Legal Name of Subsidiary	Jurisdiction of Organization
Jeffs’ Brands Ltd.	Israel
Eventer Technologies Ltd.	Israel
Gix Internet Ltd.	Israel
ScoutCam Inc.	United States
Charging Robotics Ltd.	Israel